Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹账通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2022

The board (the “Board”) of directors (the “Directors”) of OneConnect Financial Technology Co., Ltd. (the “Company”) is pleased to announce the unaudited interim consolidated results of the Company and its subsidiaries and other consolidated entities (collectively, the “Group”) for the six months ended June 30, 2022 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2021.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

•	Revenue increased 20.4% to RMB2,152.7 million for the six months ended June 30, 2022 from RMB1,787.5 million for the corresponding period in 2021.

•	Gross margin was 35.3% for the six months ended June 30, 2022 as compared to 34.0% for the corresponding period in 2021; non-IFRS gross margin was 39.4% for the six months ended June 30, 2022 as compared to 42.9% for the corresponding period in 2021.

•	Operating loss was RMB632.5 million for the six months ended June 30, 2022, as compared to RMB741.5 million for the corresponding period in 2021. Operating margin was -29.4% compared to -41.5% for the corresponding period in 2021. Excluding the impact of listing expenses in connection with the Company’s listing in Hong Kong, adjusted operating loss1 3 amounted to RMB564.2 million for the six months ended June 30, 2022, compared with RMB741.5 million for the corresponding period in 2021. Adjusted operating margin improved to -26.2% for the six months ended June 30, 2022 from -41.5% corresponding period of 2021.

•	Net loss attributable to shareholders was RMB562.4 million for the six months ended June 30, 2022, as compared to RMB653.7 million for the corresponding period in 2021. Net profit margin improved to -26.1% for the six months ended June 30, 2022 compared to -36.6% for the corresponding period in 2021. Adjusted net loss to shareholders for the six months ended June 30, 2022 amounted to RMB494.0 million, as compared to RMB653.7 million for the corresponding period in 2021. Adjusted net profit margin improved to -22.9% for the six months ended June 30, 2022 from -36.6% for the corresponding period in 2021.

•	Net loss per ordinary share, basic and diluted, was RMB0.51 for the six months ended June 30, 2022 as compared to RMB0.59 for the corresponding period in 2021. Net loss per ADS, basic and diluted, was RMB1.53 for the six months ended June 30, 2022 as compared to RMB1.77 for the corresponding period in 2021. Each ADS represents three ordinary shares.

– In RMB’000, except percentages and per ADS amounts

	Six Months Ended June 30,
	2022 (Unaudited )	2021 (Unaudited )	YoY
Revenue
Revenue from Ping An Group	1,231,282	1,000,300	23.1%
Revenue from Lufax	236,463	164,638	43.6%
Revenue from third-party customers[2]	684,958	622,573	10.0%
Total	2,152,703	1,787,511	20.4%
Gross profit	759,283	608,157
Gross margin	35.3%	34.0%
Non-IFRS gross margin[1]	39.4%	42.9%
Operating loss	(632,513)	(741,489)
Adjusted operating loss[1] [3]	(564,184)	(741,489)
Operating margin	-29.4%	-41.5%
Adjusted operating margin[1] [3]	-26.2%	-41.5%
Net loss to shareholders	(562,374)	(653,682)
Net profit margin	-26.1%	-36.6%
Adjusted net profit margin1 3	-22.9%	-36.6%
Net loss per share4, basic and diluted	(0.51)	(0.59)

Notes :

[1]	For more details on this non-IFRS financial measure, please see the section entitled “Use of Unaudited Non- IFRS Financial Measures”.

[2]	Third-party customers refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy.

[3]	Excludes listing expense RMB68.3 million for the six months ended June 30, 2022 in connection with the Company’s listing in Hong Kong.

[4]	Each ADS represents three ordinary shares.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”). Non-IFRS measures are used in (i) gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue; and (ii) adjusted operating loss, adjusted operating margin, adjusted net loss to shareholders and adjusted net profit margin which exclude the impact of the listing expense in connection with the Company’s listing in Hong Kong. The management of the Company regularly review non-IFRS gross profit, non-IFRS gross margin, adjusted operating loss, adjusted operating margin, adjusted net loss to shareholders and adjusted net profit margin to assess the performance of our business. For example, by excluding non-cash items, non-IFRS gross profit and non-IFRS gross margin allow the Company’s management to evaluate the cash conversion of one dollar revenue on gross profit. And we believe that the adjusted operating loss, adjusted operating margin, adjusted net loss to shareholders and adjusted net profit margin facilitate a comparison of our operating performance from period to period by eliminating potential impacts of certain non-operational or non-recurring expenses that do not affect our ongoing operating performance. The Company uses these non-IFRS financial to evaluate our ongoing operations and for internal planning and forecasting purposes. The Company believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. The Company also believes that presentation of the non-IFRS financial measures provides useful information to our investors regarding our results of operations because it allows investors greater transparency to the information used by our management in its financial and operational decision making so that investors can see through the eyes of the Company’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand the Company’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non- IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever the Company uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. Investors and shareholders are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures.

The following table sets forth unaudited reconciliation of IFRS and non-IFRS results for the period indicated.

	Six months ended June 30,
	2022 (Unaudited) RMB’000	2021 (Unaudited) RMB’000
Gross profit	759,283	608,157
Gross margin	35.3%	34.0%
Non-IFRS adjustment
– Amortization of intangible assets recognized in cost of revenue	85,867	156,640
– Depreciation of property and equipment recognized in cost of revenue	1,560	1,198
– Share-based compensation expenses recognized in cost of revenue	1,422	291
Non-IFRS Gross profit	848,132	766,286
Non-IFRS Gross margin	39.4%	42.9%

	Six months ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000
Operating loss	(632,513)	(741,489)
Operating margin	-29.4%	-41.5%
Net loss to shareholders	(562,374)	(653,682)
Net profit margin	-26.1%	-36.6%
Adjustment
– Listing expense in connection with the Company’s listing in Hong Kong	68,329	–
Adjusted operating loss	(564,184)	(741,489)
Adjusted operating margin	-26.2%	-41.5%
Adjusted net loss to shareholders	(494,045)	(653,682)
Adjusted net profit margin	-22.9%	-36.6%

BUSINESS REVIEW AND OUTLOOK

Business Review

We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. We provide integrated technology solutions to financial institutional customers, including digital banking solutions and digital insurance solutions. We also provide digital infrastructure for financial institutions through our Gamma Platform. Our solutions and platform help financial institutions accelerate their digital transformation. We believe that our “technology + business” model is our key competitive advantage and a driving force of how we win new business and engage with our customers. 100% of large and joint-stock banks, 98% of city commercial banks, 63% of property and casualty insurance companies and 49% of life insurance companies in China have used at least one of our products since our inception.

The regulatory authorities have put strategic importance on the digital transformation of financial institutions. In December 2021, the People’s Bank of China issued the FinTech Development Plan (2022-2025) (“Plan”), which proposed the guidelines for Fintech development, and emphasized the importance of accelerating the digital transformation of financial institutions. The Fintech development in the new period, as set out in the Plan, should also focus on technology-driven and data-enabled financial innovation to achieve a leapfrogging improvement in the overall level and core competitiveness by 2025. In January 2022, China Banking and Insurance Regulatory Commission issued the Guidelines on Digital Transformation of Banking and insurance Industry, requiring the top-level design for the digital transformation of financial institution. According to China Insights Industry Consultancy Limited, with the continuous improvement of the digitalization of financial institutions, the total technology spending of financial institutions in China is expected to reach RMB799.3 billion by 2025, at a compound annual growth rate at 23.6% from 2020 to 2025.

In the first half of 2022, we managed to achieve solid business growth despite the pandemic impact. In the first half of 2022, our total revenue increased by 20.4% year-over-year to RMB2.15 billion, and the number of premium-plus customers increased by 18.6% year-over-year to 134. We also continued to improve our net profit margin, with the adjusted profit margin optimizing to -22.9%.

We continued to implement our second-stage strategy to deepen engagement with our customers, further integrate and upgrade products and expand our financial service ecosystem and overseas markets.

In the digital banking, we focus on engaging with existing customers and gradually upgrade single- module products to more integrated solutions. In terms of digital retail banking, we offered two integrated solutions: intelligent operation solution and intelligent risk management solution. In the first half of 2022, we carried out in-depth cooperation with a large-scale urban commercial bank in East China with RMB trillion assets and a rural commercial bank in South China with over RMB500 billion assets. The cooperation with the two banks started from digital transformation and relationship manager management, and gradually expanded to comprehensive solution covering marketing promotion, sales management and wealth management. Our digital commercial banking solutions integrate an intelligent service platform to assist banks’ relationship managers focusing on corporate business, an intelligent product development platform that facilitates the swift design and launch of corporate customer lending products, and an AI-empowered intelligent risk management platform that helps banks manage SME credit risks. In the first half of 2022, we continued to deepen our cooperation with a number of national joint-stock banks and foreign banks with RMB trillions of assets through our configurable and intelligent products. In a customer case we served, the loan scale has nearly doubled in six months after the product launch.

In terms of our Gamma Platform, new products represented by AI customer service and core systems have continued to gain market and shown a strong momentum. Our AI customer service includes modules that use our award-winning AI technology to support financial institutions’ customer service functions, helping them reduce headcount requirements and improve efficiency at their call centers. Our intelligent voice services are not only equipped with advanced underlying AI voice engine and robotics platform technology, but also with models featuring rich financial scenarios and data (such as financial scenario dialogue flow chart, ASR speech recognition, NLP intention understanding), which can standardize AI financial scenarios, processes and training methodologies and enable financial institutions to promote AI remote services more quickly, improve AI application more effectively while reducing operating costs. Our intelligent voice products have been adopted by a number of third-party customers including national joint-stock banks with RMB trillion assets and customers in regulatory ecosystem. In addition, in light of the trend in transforming and upgrading bank core system, we have developed a cloud-based core system integrated with three core businesses: “loan core”, “deposit core” and “payment platform”, which can support full scenario access and be highly configurable in its architecture. It is an industry leading product which can be customized for each individual customer and deployed and launched within one week.

We have continued to expand our overseas presence and achieved strong growth in recent years, especially in Hong Kong and Southeast Asia markets.

We successfully launched our virtual bank in Hong Kong, Ping An OneConnect Bank, in 2020. In the first half of 2022, Ping An OneConnect Bank’s total gross revenue increased by more than 5 times year-over-year to RMB45.7 million, while its customer loans and advances increased by more than 2.3 times year-over-year to HK$1.7 billion. Ping An OneConnect Bank is the first virtual bank to provide flexible and efficient banking services for small and medium-sized enterprises. It is the first virtual bank to participate in the SME Financing Guarantee Scheme launched by the Hong Kong Mortgage Corporation Limited. In terms of loan approval, Ping An OneConnect Bank adopted Alternative Credit scoring to assess SMEs’ financing needs and credit risks more comprehensively and accurately. Ping An OneConnect Bank fills the gap in the demand for banking services from SME customers and helps financial inclusion. Despite the challenging business environment due to the epidemic, Ping An OneConnect Bank manages to maintain high asset quality as a result of its robust risk management structure and prudent provision policy.

We started our business in Southeast Asia since 2018 to tap into Southeast Asia’s RMB10 billion financial digital transformation market. Our customers in Southeast Asia include small-and- medium-sized local banks as well as larger financial institutions, such as top three regional banks, twelve top local banks, and two of the world’s top insurance companies.

As of June 30, 2022, we have expanded our overseas presence to 20 countries and territories, covering more than 160 customers.

Recent Developments after the Reporting Period

On July 4, 2022 (the “Listing Date”), we successfully achieved dual primary listing (the “Listing”) of our ordinary shares (the “Shares”) on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) under the stock code “6638” by way of introduction.

Save as disclosed above, there are no other important events that have occurred since June 30, 2022 up to the date of this announcement.

Business Outlook

In view of the development of digital economy, financial institutions are increasingly embracing digital transformation and more opportunities have been laid out for Fintech expansion.

We kicked off with a solid start in 2022, and looking ahead to the second half of 2022, we will continue to implement our second-stage strategy of deepening customer engagement to focus on serving premium-plus customer and product integration.

We also expect to continue to invest in research and development activities to improve the technologies and applications we employ in providing our solutions, and to optimize our product structure by integrating single-module products to more integrated solutions.

As a key part of our ecosystem strategy, we will keep on exploring partnership with government agencies and industry partners. In overseas business, we will continue to explore opportunities to provide our solutions, which have been tested and proven in China, to underserved overseas markets with robust demands for digital transformation.

Although the pandemic will have lasting impact on China’s macro economy throughout this year, we will continue to take preemptive measures, for example, increasing product usage charged stock-based fees and promoting remote project delivery. Our solid results in the first half of 2022 demonstrate the stability of our business and our capability to address the macro economic challenges. Looking ahead, we remain unchanged in focusing on growing revenue from our third- party customers and on our mid-term target to profitability.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenue

In RMB’000, except percentages

	Six Months Ended June 30,
	2022	2021
	(Unaudited )	(Unaudited)	YoY
Technology Solution Segment[1]
Implementation	342,611	328,023	4.4%
Transaction-based and support revenue
Business origination services	219,494	236,250	-7.1%
Risk management services	198,497	204,977	-3.2%
Operation support services	572,105	486,716	17.5%
Cloud services platform	665,207	442,560	50.3%
Post-implementation support services	26,794	24,676	8.6%
Others	82,295	57,102	44.1%
Sub-total for transaction-based and support revenue	1,764,392	1,452,281	21.5%
Sub-total	2,107,003	1,780,304	18.4%

Virtual Bank Business
Interest and commission	45,700	7,207	534.1%

Total	2,152,703	1,787,511	20.4%

Note:

1            Intersegment eliminations and adjustments are included under technology solution segment.

Our revenue increased by 20.4% to RMB2,152.7 million for the six months ended June 30, 2022 from RMB1,787.5 million for the corresponding period of 2021, primarily as a result of the increase in revenue from technology solution.

Technology Solution. Our revenue from technology solution increased by 18.4% to RMB2,107.0 million for the six months ended June 30, 2022 from RMB1,780.3 million for the corresponding period of 2021, primarily as a result of (i) the increase in revenue generated from operation support services by 17.5% to RMB572.1 million for the six months ended June 30, 2022 from RMB486.7 million for the corresponding period of 2021, benefiting from the roll-out of our gamma platform AI customer service and other products; and (ii) more demands for solutions in cloud services platform with revenue increased by 50.3% to RMB665.2 million for the six months ended June 30, 2022 from RMB442.6 million for the corresponding period of 2021, majorly benefitting from on- going digital transformation within in Ping An Insurance (Group) Company of China, Ltd. (“Ping An”, together with its subsidiaries, the “Ping An Group”).

Virtual Bank Business. Our interest and commission revenue increased significantly to RMB45.7 million for the six months ended June 30, 2022 from RMB7.2 million for the corresponding period of 2021, primarily due to the rapid growth in the business of our Hong Kong virtual bank.

Cost of Revenue

Our cost of revenue increased by 18.2% to RMB1,393.4 million for the six months ended June 30, 2022 from RMB1,179.4 million for the corresponding period of 2021, primarily as a result of the increase in cost of revenue of technology solution.

Technology Solution. Our cost of revenue of technology solution increased by 17.8% to RMB1,371.8 million for the six months ended June 30, 2022 from RMB1,164.5 million for the corresponding period of 2021. The increase was primarily driven by an increase in business service fees (which consist of business service fees under technology service fee, business origination fee, outsourcing labor costs, and other costs) and an increase in labor related costs (which consist of employee benefit expenses and labor related costs under technology service fee) as we continued to expand our business, offset by a decrease in amortization of intangible assets recognized in cost of revenue.

Virtual Bank Business. Our cost of revenue of virtual bank business increased by 45.7% to RMB21.6 million for the six months ended June 30, 2022 compared with RMB14.8 million for the corresponding period of 2021, as a result of the rapid growth of our virtual bank’s banking business.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased by 24.8% to RMB759.3 million for the six months ended June 30, 2022 from RMB608.2 million for the corresponding period of 2021. Our gross margin increased to 35.3% for the six months ended June 30, 2022 compared to 34.0% for the corresponding period of 2021, benefitting from on-going product standardization efforts. Our non-IFRS gross profit margin decreased to 39.4% for the six months ended June 30, 2022 compared to 42.9% for the corresponding period of 2021.

Operating Expenses

Research and Development Expenses

Our research and development costs increased by 15.7% to RMB740.5 million for the six months ended June 30, 2022 from RMB640.0 million for the corresponding period of 2021, primarily due to our investments to enhance our existing solutions as well as for innovations, including upgrades of our platforms and research development of our cloud services platform.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 25.4% to 218.3 million for the six months ended June 30, 2022 from RMB292.7 million for the corresponding period of 2021, mainly due to a decrease in marketing and advertising expenses and a decrease in labor cost in both employee benefits expenses and out-source labor cost. Benefitting from enhanced sales capability and improved sales efficiencies, we manage to maintain the revenue growth while keeping the sales cost low. The decrease in marketing and advertising expense is partially because we conducted fewer marketing campaigns in the first half of 2022 due to the impact of COVID-19.

General and Administrative expenses

Our general and administrative expenses increased by 2.6% to RMB401.9 million for the six months ended June 30, 2022 from RMB391.6 million for the corresponding period of 2021, primarily due to a significant increase in professional service fee as a result of higher expenses related to the Listing, offset by our cost optimization efforts. After excluding listing expense in connection with the Company’s listing in Hong Kong, for the six months ended June 30, 2022, adjusted general and administrative expenses was RMB333.6 million and as a percentage of revenue was 15.5%.

Net impairment losses on financial and contract assets

Our net impairment losses on financial and contract assets decreased to RMB14.9 million for the six months ended June 30, 2022 from RMB44.9 million for the corresponding period of 2021, primarily due to our collection and enhanced account receivable management efforts as well as the improvement in the quality of our accounts receivable.

Other Income, (Loss)/Gain – Net

We incurred other income, loss-net of RMB16.1 million for the six months ended June 30, 2022 compared to other income gain-net of RMB19.6 million for the corresponding period of 2021, primarily due to a higher net loss on derivatives and a decrease in government grants and tax rebates, offset in part by a net foreign exchange gain for the six months ended June 30, 2022. The change in net foreign exchange (loss)/gain and the net loss on derivatives was due to the appreciation of the U.S. dollar against RMB.

Finance Income

Our finance income decreased by 77.3% from RMB23.1 million for the six months ended June 30, 2021 to RMB5.2 million for the corresponding period in 2022, primarily due to our lower average cash balances, as we decreased our onshore bank borrowings, which reduced our requirement to retain cash collateral.

Finance Costs

Our finance costs decreased by 55.9% from RMB44.6 million for the six months ended June 30, 2021 to RMB19.7 million for the corresponding period in 2022, primarily due to our lower level of onshore bank borrowings.

Share of Gain of Associate and Joint Venture

Our share of gains of associate and joint venture increased by 101.8% from RMB10.1 million for the six months ended June 30, 2021 to RMB20.3 million for the corresponding period of 2022, primarily contributed by improved profitability of Pingan Puhui Lixin Asset Management Co., Ltd.

Loss Before Income Tax

As a result of the foregoing, our loss before income tax decreased to RMB626.6 million for the six months ended June 30, 2022 compared to RMB753.0 million for the corresponding period of 2021.

Income Tax Benefit

Our income tax benefit decreased by 34.5% from RMB55.6 million for the six months ended June 30, 2021 to RMB36.4 million for the corresponding period in 2022, primarily due to a decrease in deferred income tax as a result of reduction in loss of entities that recognize tax benefit.

Loss for the Period

As a result of the foregoing, our loss decreased to RMB590.2 million for the six months ended June 30, 2022 from RMB697.4 million for the corresponding period of 2021.

Cash Flow Data

For the six months ended June 30, 2022, our net cash used in operating activities was RMB793.1 million, net cash generated from investing activities was RMB1,507.9 million primarily due to our proceeds from sale of financial assets at fair value through profit or loss, which was related to our cash management activities, and net cash used in financing activities was RMB692.3 million primarily due to repayments of short-term borrowings. For the corresponding period of 2021, our net cash used in operating activities was RMB1,228.5 million, net cash generated from investing activities was RMB312.4 million and net cash used in financing activities was RMB1,203.3 million. Our business is mostly a cash-flow business and therefore our operating cash flow is strongly correlated with, and mainly driven by, our profitability.

Liquidity and Capital Resources

For liquidity management, we conduct (i) weekly assessments on wealth management account position and weekly plan for expected inflow and outflow, (ii) regular reviews of risk, level of liquidity and market value of such assets, (iii) close monitoring of the changing market environment and assessments of the impact on liquidity, and (iv) dynamic management of wealth management account positions. These liquid assets can be used to timely supplement our cash to maintain a healthy liquidity position.

Our principal sources of liquidity of our technology solution segment have been cash and cash equivalents, redeemable wealth management products, bank borrowings and cash generated from financing activities. Our principal sources of liquidity of our virtual bank business segment have been customer deposits from our virtual bank operation. As of June 30, 2022, we had cash and cash equivalents of RMB1,445.1 million (December 31, 2021: RMB1,399.4 million), restricted cash of RMB490.9 million (December 31, 2021: RMB1,060.4 million) and financial assets at fair value through profit or loss of RMB1,004.2 million (December 31, 2021: RMB2,071.7 million). Our cash and cash equivalents primarily represent cash at banks, and our restricted cash consists primarily of pledged deposits for currency swaps.

Borrowings

As of June 30, 2022, we had short-term borrowings of RMB266.6 million (December 31, 2021: RMB815.3 million). We had credit facilities primarily with four Chinese banks in the aggregate of committed credit of RMB233.0 million. The weighted average annual interest rate under our outstanding borrowings was 4.47% (December 31, 2021: 3.93%). None of our credit facilities contain a material financial covenant.

Pledge of Assets

As of June 30, 2022, among our restricted cash, RMB413.8 million were pledged for currency swaps, and RMB5.9 million were pledged for business guarantees.

Other than the above, the Group did not have any encumbrances, mortgage, lien, charge or pledge on its assets.

Gearing Ratio

As of June 30, 2022, our gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of total borrowings and lease liabilities) was 12.2% (as of December 31, 2021: 25.3%).

Significant Investments

The Group’s investments with value of 5% or more of our total assets are considered as significant investments. As of June 30, 2022, our financial assets at fair value through profit or loss consisting of primarily our subscription for wealth management products and structured deposit products amounted to approximately RMB1,004.2 million, among which details of the investment with a value of 5% or more of the Group’s total assets as of June 30, 2022:

Name of product:	Ping An Asset Management Ruixiang No. 8 Insurance Asset Management Product (平安資產睿享 8 號保險資管產品) (“Ruixiang No. 8 Product”)

Counterparty:	Ping An Asset Management Co., Ltd (平安資產管理有限責任公司), a subsidiary of Ping An. Ping An Group is a financial services group which holds a full suite of financial services licenses in China and its operations span across the insurance business, banking business, asset management business and technology business.

Type of product:	Fixed-income asset management product

Risk rating of product:	Medium to low risk level (at R2 product risk rating)

Term of product:	No fixed term

Expected rate of return:	3.69% per annum (based on recent year performance)

Investment scope of product:	Ruixiang No. 8 Product invests in, among others, bank deposits, bonds, asset-backed securities and any other financial instruments with high liquidity and low risk level.

Repayment arrangement of the principal and return	The principal and return (if any) will normally be repaid within the second business day after the date of redemption.

Fair value as of June 30, 2022:	RMB618 million

Percentage to the Group’s total assets as of June 30, 2022:	6.9%

For the six months ended June 30, 2022, the Company recorded a gain in fair value of the Ruixiang No. 8 Product of approximately RMB10.44 million.

The subscription of the Ruixiang No. 8 Product by the Group is intended to increase the utilization of our surplus cash, with a view to achieving balanced yields whilst maintaining high liquidity and a low level of risk. For liquidity management, we conduct (i) weekly assessments on wealth management account position and weekly plan for expected inflow and outflow, (ii) regular reviews of risk, level of liquidity and market value of such assets, (iii) close monitoring of the changing market environment and assessments of the impact on liquidity, and (iv) dynamic management of wealth management account positions. These liquid assets can be used to timely supplement our cash to maintain a healthy liquidity position.

Other than the above, we did not hold any other significant investments as of June 30, 2022.

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the six months ended June 30, 2022.

Future Plans for Material Investments or Capital Assets

We did not have detailed future plans for significant investments or capital assets as at June 30, 2022.

Contingent Liabilities

We had no material contingent liabilities as of June 30, 2022.

Capital Expenditures and Capital Commitment

Our capital expenditures were RMB38.0 million for the six months ended June 30, 2022, as compared to RMB63.9 million for the corresponding period in 2021. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. As at June 30, 2022, we had no capital commitment (as of December 31, 2021: Nil).

Risk Management

Currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk assumed by us mainly comes from movements in the USD/RMB exchange rates.

We and our overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. We have entered into spot-forward USD/RMB currency swaps to hedge certain portion of its exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under our policy, the critical terms of the swaps must substantially align with the hedge items.

Our subsidiaries are mainly operated in mainland China with most of the transactions settled in RMB. We consider that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.

Interest rate risk

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk.

We are exposed to interest rate risk primarily in relation to term deposits and short-term borrowings, all of which mature in one year. We generally assume borrowings to fund working capital requirements. The risk is managed by us by matching the terms of interest rates of term deposits and short-term borrowings.

Employees and Remuneration

As of June 30, 2022, we had a total of 3,444 employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. The following table sets forth the number of our employees by function as of June 30, 2022:

Function	As of June 30, 2022
Research and Development	1,812
Business Operations	453
Sales and Marketing	826
General Administration	353

Total	3,444

For the six months ended June 30, 2022, our employee benefit expenses amounted to RMB876.2 million. Our employee benefit expenses mainly include wages, salaries and other benefits for our employees. We require our employees to follow our employee manual and code of business conduct and ethics. We also carry out regular on-the-job compliance training for our management and employees to maintain a healthy corporate culture and enhance their compliance perception and responsibility.

We have adopted a stock incentive plan in November 2017, which was amended and restated from time to time.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Six months ended June 30,
		2022 RMB’000	2021 RMB’000
	Note	(Unaudited)	(Unaudited)
Revenue	2	2,152,703	1,787,511
Cost of revenue		(1,393,420)	(1,179,354)

Gross profit		759,283	608,157
Research and development expenses		(740,513)	(639,970)
Selling and marketing expenses		(218,342)	(292,723)
General and administrative expenses		(401,921)	(391,641)
Net impairment losses on financial and contract assets		(14,925)	(44,900)
Other income, gains or loss-net		(16,095)	19,588

Operating loss		(632,513)	(741,489)
Finance income		5,236	23,058
Finance costs		(19,661)	(44,601)

Finance costs – net		(14,425)	(21,543)
Share of gain of associate and joint venture, net		20,302	10,062

Loss before income tax		(626,636)	(752,970)
Income tax benefit		36,444	55,600
Loss for the period		(590,192)	(697,370)

Loss attributable to:
– Owners of the Company		(562,374)	(653,682)
– Non-controlling interests		(27,818)	(43,688)
		(590,192)	(697,370)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

		Six months ended June 30,
		2022 RMB’000	2021 RMB’000
	Note	(Unaudited)	(Unaudited)
Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
– Foreign currency translation differences		233,721	(70,585)
– Changes in the fair value of debt instruments measured at fair value through other comprehensive income		3,713	1

		237,434	(70,584)
Total comprehensive loss for the period		(352,758)	(767,954)

Total comprehensive loss attributable to:
– Owners of the Company		(324,940)	(724,266)
– Non-controlling interests		(27,818)	(43,688)
		(352,758)	(767,954)

Loss per share attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	4	(0.51)	(0.59)

Loss per ADS attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	4	(1.53)	(1.77)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	As at June 30, 2022 RMB’000 (Unaudited)	As at December 31, 2021 RMB’000
ASSETS
Non-current assets
Property and equipment		247,063	244,412
Intangible assets		625,678	687,194
Deferred tax assets		730,167	683,218
Financial assets measured at amortized cost from virtual bank		–	674
Investments accounted for using the equity method		205,648	185,346
Financial assets measured at fair value through other comprehensive income		791,431	640,501
Contract assets		10	868

Total non-current assets		2,599,997	2,442,213

Current assets
Trade receivables	5	1,454,032	891,174
Contract assets		176,006	227,895
Prepayments and other receivables		926,782	752,667
Financial assets measured at amortized cost from virtual bank		5,883	12,711
Financial assets measured at fair value through other comprehensive income		885,898	482,497
Financial assets at fair value through profit or loss		1,004,189	2,071,653
Derivative financial assets		8,643	–
Restricted cash		490,886	1,060,427
Cash and cash equivalents		1,445,058	1,399,370

Total current assets		6,397,377	6,898,394

Total assets		8,997,374	9,340,607

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

	Note	As at June 30, 2022 RMB’000 (Unaudited)	As at December 31, 2021 RMB’000
EQUITY AND LIABILITIES
Equity
Share capital		78	78
Shares held for share incentive scheme		(153,287)	(80,102)
Other reserves		10,766,764	10,512,631
Accumulated losses		(7,200,999)	(6,638,625)

Equity attributable to equity owners of the Company		3,412,556	3,793,982
Non-controlling interests		13,282	41,100

Total equity		3,425,838	3,835,082

LIABILITIES
Non-current liabilities
Trade and other payables	6	315,089	313,834
Contract liabilities		20,003	19,418
Deferred tax liabilities		6,832	9,861

Total non-current liabilities		341,924	343,113

Current liabilities
Trade and other payables	6	2,544,331	2,137,099
Payroll and welfare payables		371,131	515,067
Contract liabilities		183,865	153,844
Short-term borrowings		266,557	815,260
Customer deposits		1,788,423	1,350,171
Derivative financial liabilities		75,305	190,971

Total current liabilities		5,229,612	5,162,412

Total liabilities		5,571,536	5,505,525

Total equity and liabilities		8,997,374	9,340,607

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION AND BASIS OF PRESENTATION

1.1	General information

OneConnect Financial Technology Co., Ltd. (the “Company”) was incorporated in the Cayman Islands on October 30, 2017 as an exempted company with limited liability under the Companies Law (Cap. 22, Law 3 of 1961 as consolidated and revised) of the Cayman Islands. The address of the Company’s registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company completed its initial public offering (“IPO”) on December 13, 2019 on the New York Stock Exchange. Each American Depositary Shares (“ADSs”) of the Company represents three ordinary shares. The Company has listed by way of introduction its ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited on July 4, 2022.

The Company, its subsidiaries, its controlled structured entities (“Structured Entities”, “Variable Interest Entities” or “VIEs”) and their subsidiaries (“Subsidiaries of VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in providing cloud-platform-based Fintech solutions, online information service and operating support service to financial institutions (the “Listing Business”) mainly in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries, VIEs and subsidiaries of VIEs in the PRC.

The condensed consolidated financial statements comprise the condensed consolidated balance sheet as of June 30, 2022, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes (the “Interim Financial Information”). The Interim Financial Information are presented in Renminbi (“RMB”), unless otherwise stated. The Interim Financial Information have not been audited.

1.2	Basis of preparation and presentation

This condensed consolidated interim financial report for the half-year reporting period ended June 30, 2022 has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”.

The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the audited consolidated annual financial statements of the Group for the year ended December 31, 2021.

These condensed interim financial statements were approved for issue on August 17, 2022.

2	REVENUE

	Six months ended June 30,
	2022 RMB’000 (Unaudited)	2021 RMB’000 (Unaudited)
– Technology Solutions
Implementation	342,611	328,023
Transaction based and support revenue
– Operation support services	572,105	486,716
– Business origination services	219,494	236,250
– Risk management services	198,497	204,977
– Cloud services platform	665,207	442,560
– Post-implementation support services	26,794	24,676
– Others	82,295	57,102
– Virtual Bank Business
Interest and commission	45,700	7,207
	2,152,703	1,787,511

Disaggregation of revenue by timing of transfer of services over time or at a point in time is set out below:

	At a point in time	Over time	Total
(Unaudited)
Six months ended June 30, 2022
Implementation	–	342,611	342,611
Transaction based and support revenue
– Operation support services	190,624	381,481	572,105
– Business origination services	219,494	–	219,494
– Risk management services	198,497	–	198,497
– Cloud services platform	–	665,207	665,207
– Post-implementation support services	–	26,794	26,794
– Others	82,137	45,858	127,995
	690,752	1,461,951	2,152,703

	At a point in time	Over time	Total
(Unaudited)
Six months ended June 30, 2021
Implementation	–	328,023	328,023
Transaction based and support revenue
– Operation support services	189,225	297,491	486,716
– Business origination services	236,250	–	236,250
– Risk management services	204,977	–	204,977
– Cloud services platform	–	442,560	442,560
– Post-implementation support services	–	24,676	24,676
– Others	56,424	7,885	64,309
	686,876	1,100,635	1,787,511

During the six months ended June 30, 2022 and 2021, the Group mainly operated in PRC and most of the revenue were generated in PRC.

Based on historical actual results of the Group, the third and fourth quarters of the Group usually record higher revenue. In the financial year ended December 31, 2021, 43% of revenues accumulated in the first half of the year, with 57% accumulating in the second half.

3	INCOME TAX BENEFIT

The income tax benefit of the Group for the six months ended June 30, 2022 and 2021 are analyzed as follows:

	Six months ended June 30,
	2022 RMB’000 (Unaudited)	2021 RMB’000 (Unaudited)
Current income tax	(13,534)	(11,578)
Deferred income tax	49,978	67,178
Income tax benefit	36,444	55,600

(a)	PRC Enterprise Income Tax (“EIT”)

The income tax provision of the Group in respect of operations in Mainland China has been calculated at the tax rate of 25%, unless preferential tax rates were applicable.

Shenzhen OneConnect, Vantage Point Technology, BER Technology and Shenzhen CA as subsidiaries of the Group, were established in mainland China. Vantage Point Technology, BER Technology and Shenzhen CA were “High and New Technology Enterprise” and therefore were entitled to a preferential income tax rate of 15%. The qualification of “High and New Technology Enterprise” of Shenzhen OneConnect expired in May 2022. As at June 30, 2022, Shenzhen OneConnect was renewing such qualification.

(b)	Cayman Islands Income Tax

The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax.

(c)	Hong Kong Income Tax

The Hong Kong income tax rate is 16.5%. No Hong Kong profits tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax for the six months ended June 30, 2022 and 2021.

(d)	Singapore Income Tax

The Singapore income tax rate is 17%. No Singapore profits tax was provided for as there was no estimated taxable profit that was subject to Singapore profits tax for the six months ended June 30, 2022 and 2021.

(e)	Indonesia Income Tax

The income tax provision in respect of the Group’s operations in Indonesia was calculated at the tax rate of 22% on the taxable profits for the six months ended June 30, 2022 and 2021.

(f)	Malaysia Income Tax

The Malaysia income tax rate is 24%. No Malaysia profits tax was provided for as there was no estimated taxable profit that was subject to Malaysia profits tax for the six months ended June 30, 2022 and 2021.

(g)	Philippines Income Tax

The Philippines income tax rate is 25%. No Philippines profits tax was provided for as there was no estimated taxable profit that was subject to Philippines profits tax for the six months ended June 30, 2022 and 2021.

(h)	PRC Withholding Tax (“WHT”)

According to the EIT Law, distribution of profits earned by PRC companies since January 1, 2008 to overseas investors is subject to withholding tax of 5% or 10%, depending on the region of incorporation of the overseas investor, upon the distribution of profits to overseas-incorporated immediate holding companies.

For the six months ended June 30, 2022 and 2021, no deferred income tax liability on WHT was accrued because the subsidiaries of the Group were loss making.

4	LOSS PER SHARE

	Six months ended June 30,
	2022 RMB’000	2021 RMB’000
	(Unaudited)	(Unaudited)
Net loss for the period attributable to owners of the Company	(562,374)	(653,682)
Weighted average number of ordinary shares in issue (in’000 shares)	1,103,087	1,107,152

Basic loss per share (RMB yuan)	(0.51)	(0.59)

Diluted loss per share (RMB yuan)	(0.51)	(0.59)

Basic loss per ADS (RMB yuan) (Note)	(1.53)	(1.77)

Diluted loss per ADS (RMB yuan) (Note)	(1.53)	(1.77)

Note: One ADS represented three ordinary shares of the Company.

Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares in issue during the six months ended June 30, 2022 and 2021.

Shares held for share incentive scheme purpose have been treated as treasury shares. Accordingly, for purpose of calculation of loss per share, the issued and outstanding number of ordinary shares as at June 30, 2022 and 2021 has taking into account the shares held for share incentive scheme purpose.

The effects of all outstanding share options granted under the Share Option Scheme and Restricted Share Units Scheme for six months ended June 30, 2022 and 2021 have been excluded from the computation of diluted loss per share as their effects would be anti-dilutive. Accordingly, dilutive loss per share for the six months ended June 30, 2022 and 2021 were the same as basic loss per share for the period.

5	TRADE RECEIVABLES

	As at
	June 30,	As at
	2022 RMB’000	December 31, 2021
	(Unaudited)	RMB’000
Trade receivables	1,511,717	934,152

Less: impairment loss allowance	(57,685)	(42,978)

	1,454,032	891,174

Trade receivables and their aging analysis, based on recognition date, are as follows:

	As at June 30,	As at
	2022 RMB’000	December 31, 2021
	(Unaudited)	RMB’000
Up to 1 year	1,439,914	897,114
1 to 2 years	51,783	22,920
2 to 3 years	12,265	8,026
Above 3 years	7,755	6,092
	1,511,717	934,152

6	TRADE AND OTHER PAYABLES

	As at
	June 30,	As at
	2022 RMB’000	December 31, 2021
	(Unaudited)	RMB’000
Trade payables
Due to related parties	829,505	747,449
Due to third parties	290,883	354,279

	1,120,388	1,101,728

Redemption liability	276,589	271,525
Accrued expenses	381,389	209,676
Security deposits	106,811	56,236
Lease liabilities	164,509	154,890
Amounts payable for purchase of shares held for share incentive scheme	88,280	88,280
Other tax payables	50,636	44,716
Amounts due to related parties	561,850	431,351
Service fees refundable	6,588	9,809
Others	102,380	82,722

	2,859,420	2,450,933
Less: non – current portion
Redemption liability	(131,868)	(128,081)
Lease liabilities	94,941	(97,473)
Amounts payable for purchase of shares held for share incentive scheme	(88,280)	(88,280)

	315,089	(313,834)

	2,544,331	2,137,099

As at June 30, 2022 and December 31, 2021, the aging of the trade payables are mainly within one year.

7	DIVIDENDS

No dividends were paid or declared by the Company for the six months ended June 30, 2022 and 2021.

OTHER INFORMATION

Share Repurchase Program

The Board authorized a share repurchase program under which the Company was authorized to repurchase up to an aggregate of 3% of its total issued and outstanding ordinary shares during a specific period. As of June 30, 2022, the Company repurchased approximately 8.02 million ADSs, representing approximately 2.1% of its total issued and outstanding ordinary shares, for approximately US$11.17 million under its share repurchase program.

Purchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Stock Exchange since the Listing Date up to the date of this announcement.

Compliance with the Corporate Governance Code

We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our Shareholders. The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

The Corporate Governance Code has been applicable to the Company with effect from the Listing Date, prior to when the Corporate Governance Code was not applicable to the Company. From the Listing Date to the date of this announcement, the Board is of the view that the Company has complied with all applicable code provisions of the Corporate Governance Code, save for code provision C.2.1 of the Corporate Governance Code.

Code provision C.2.1 of the Corporate Governance Code, the roles of chairman and chief executive should be separate and should not be performed by the same individual. The Company has appointed Mr. Chongfeng Shen as both the chairman of the Board and the chief executive of the Company. The Board however believes that it is in the interests of the Company to vest the roles of both the chairman and the chief executive officer in the same person, so as to provide consistent leadership within the Group and facilitate the prompt execution of the Group’s business strategies and boost operation effectiveness. The Board also believes that the balance of power and authority under this arrangement will not be impaired, as all major decisions must be made in consultation with the Board as a whole, together with its relevant committees, which comprise experienced individuals and four independent non-executive Directors who are in the position to provide independent insights to the Board and monitor the management and operation of the Company. To ensure proper governance and execution at management level, the Company also has in place various management committees who make management decisions collectively. The Board will periodically review and consider the effectiveness of this arrangement by taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as its code of conduct regarding directors’ securities transactions.

As the Shares were listed on the Stock Exchange on July 4, 2022, prior to when the Model Code was not applicable to the Company. Having made specific enquiries to all of the directors of the Company, all directors of the Company confirmed that they have fully complied with all relevant requirements set out in the Model Code from the Listing Date to the date of this announcement.

Audit Committee

We have established an audit committee comprising of 3 members, being Mr. Tianruo Pu (as the chairperson), Mr. Koon Wing Ernest Ip and Mr. Wing Kin Anthony Chow. The audit committee has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2022.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2022 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” for the Hong Kong filing.

Interim Dividend

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2022.

Publication of interim results and interim report

This interim results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://irhk.ocft.com). The interim report for the six months ended June 30, 2022 will be dispatched to the Company’s shareholders and made available for review on the same websites in due course.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward- looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak, including the emergence of COVID variants, and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward- looking statement, except as required under applicable law.

By Order of the Board

OneConnect Financial Technology Co., Ltd.

Mr. Chongfeng Shen

Executive Director and Chairman of the Board

Hong Kong, August 17, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen, Dr. Wangchun Ye and Ms. Rong Chen as the executive directors, Ms. Sin Yin Tan, Mr. Wenwei Dou, Mr. Min Zhu and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.